Exhibit 21.1

Wells Mid-Horizon Value-Added Fund I, LLC

List of Subsidiaries

Name of Entity	Jurisdiction of Organization	Ownership

Wells VAF-6000 Nathan Lane, LLC	Delaware	100%
Wells VAF-3000 Park Lane, LLC	Delaware	100%
Wells VAF-330 Commerce Street, LLC	Delaware	100%
Wells VAF-Parkway at Oak Hill, LLC	Delaware	100%